Doorvest, Inc. (the "Company") a Delaware Corporation and Subsidiaries

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Doorvest, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 21, 2023
Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,777,362	2,593,155
Restricted Cash	528,168	44,164
Accounts Receivable	15,783	-
Employee Retention Credit Receivable	228,817	-
Prepaid Expenses	99,962	-
Investments in Unconsolidated Entities	22,784	3,244
Installment Receivables	9,893	17,729
Deferred Tax Asset	72,381	15,082
Assignment Fees	367,720	-
Origination / Point Costs	93,149	-
Security Deposit	48,131	5,100
Undeposited Funds	473	-
Appliances	2,040	-
Total Current Assets	11,266,664	2,678,474
Non-current Assets		
Held for Sale Inventory		
Appliances	1,937	-
Rehabilitation	2,581,081	-
Inventory Asset	1,866,514	1,548,662
Purchase	13,842,838	-
Property and Equipment net of Accumulated Depreciation	-	-
Total Non-Current Assets	18,292,371	1,548,662
TOTAL ASSETS	29,559,034	4,227,136
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,209,127	27,237
Notes Payable	14,067,355	1,042,020
Construction Draw Holdback	(147,238)	-
Net Notes Payable	13,920,117	1,042,020
Other Liabilities	240,338	8,978
Total Current Liabilities	15,369,581	1,078,235
Long-term Liabilities		
Rent Liabilities Payable	30,638	26,479
Security Deposits Payable	127,259	-
SBA- PPP Loan	-	9,465
Total Long-Term Liabilities	157,897	35,944
TOTAL LIABILITIES	15,527,478	1,114,179
EQUITY		
Shareholder's Equity	17,402,735	3,567,359
Accumulated Deficit	(3,371,179)	(454,401)
Total Equity	14,031,556	3,112,958
TOTAL LIABILITIES AND EQUITY	29,559,034	4,227,136

Consolidated Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenues:		
Real Estate Sales	19,527,947	1,810,000
Management Income	90,910	7,357
Rental Income	47,674	18,377
Total Revenue	19,666,531	1,835,734
Costs:		
Purchase Price	14,283,250	1,450,670
Purchase Transaction Cost	520,355	-
Rehab Costs	2,864,933	311,173
Other	510,406	43,066
Total Cost of Sales	18,178,945	1,804,909
Gross Profit:	1,487,587	30,825
General and Administrative	4,695,022	496,275
Sales and Marketing	129,736	56,476
Depreciation	71,272	10,051
Total Operating Expenses	4,896,030	562,802
Operating Income (loss)	(3,408,444)	(531,977)
Other Income		
Commissions	1,530	-
Employee Retention Credit	227,808	-
Employee Retention Credit Interest	1,009	-
Interest Income	60	905
Other Revenues	3,568	5,913
SBA-PPP Fund	9,465	-
Social Security Credit - COVID-19 relief	197,294	30,500
Total Other Income	440,735	37,318
Earnings Before Income Taxes	(2,967,709)	(494,659)
Provision for Income Tax Expense/(Benefit)	(57,299)	(15,082)
Net Income (loss)	(2,910,410)	(479,577)

Consolidated Statement of Cash Flow

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,910,410)	(479,577)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	1,181,890	27,237
Rent Liabilities Payable	4,159	26,479
Security Deposit Payable	127,259	-
Inventory		
Appliances	(3,977)	-
Purchase	(13,842,838)	-
Rehabilitation	(2,581,081)	-
Inventory Asset	(317,852)	(1,414,610)
Accounts Receivable	(15,783)	-
Employee Retention Credit Receivable	(228,817)	-
Installment Receivables	7,837	(17,729)
Assignment Fees	(367,720)	-
Prepaids	(99,962)	-
Origination / Point Costs	(93,149)	-
Security Deposit	(43,031)	(5,100)
Undeposited Funds	(473)	-
SBA PPP Loan Payable	(9,465)	9,465
Other Liabilities	231,360	8,978
Depreciation	71,272	10,051
Deferred Tax Asset	(57,299)	(15,082)
Payroll Taxes	(77,640)	(7,578)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(16,115,311)	(1,377,889)
Net Cash provided by (used in) Operating Activities	(19,025,721)	(1,857,467)
INVESTING ACTIVITIES		
Investments in Unconsolidated Entities	(19,540)	(3,244)
Net Cash provided by (used by) Investing Activities	(19,540)	(3,244)
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	13,835,376	3,567,359
Long-term Liabilities	12,878,097	930,670
Net Cash provided by (used in) Financing Activities	26,713,473	4,498,029
Cash at the beginning of period	2,637,319	-
Net Cash increase (decrease) for period	7,668,212	2,637,319
Cash at end of period	10,305,530	2,637,319

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2020	8,000,000	80	-	-	-	-	80
Issuance of Stock	702,000	7	9,179,717	92	3,592,356		3,592,455
Net Income (Loss)					-	(479,577)	(479,577)
Ending Balance 12/31/2020	8,702,000	87	9,179,717	92	3,592,356	(479,577)	3,112,958
Issuance of Common Stock	1,027,943	10	6,955,614	70	13,920,783	-	13,920,862
Seed Financing Costs	-	-	-	-	(91,854)	-	(91,854)
Net Income (Loss)					-	(2,910,410)	(2,910,410)
Ending Balance 12/31/2021	9,729,943	97	16,135,331	161	17,421,285	(3,389,987)	14,031,556

Doorvest, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Doorvest, Inc ("the Company") was formed in Delaware on July 26, 2019. The company is a full-service real estate investing platform that helps others make their way toward financial independence. Doorvest generates revenue through home sales, along with other revenue from ancillary real estate services. The Company is headquartered in San Francisco, CA and its customers are in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiaries: Doorvest Communities, Doorvest Holdings, and Doorvest Realty. Doorvest Communities and Doorvest Holdings are Delaware entities formed on September 4, 2020 and March 18, 2021, respectively; while Doorvest Realty was incorporated in Texas on April 30, 2021. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Assets Held for Sale

Consistent with its business model (see Note 1), the Company designates its real property as held for sale (HFS). In accordance with ASC 360, "Long-Lived Assets Classified as Held for Sale," assets are presented separately on the balance sheet and no depreciation or amortization of the assets is recognized. The following six criteria must be met:

- Management commits to a plan to sell the assets
- The asset is available for sale immediately in its present condition
- There is an active program to sell the asset
- It is unlikely that the plan to sell the asset will be changed or withdrawn
- Sale of the asset is likely to occur and should be completed within one year
- The asset is being marketed at a price that is considered reasonable in comparison to its current fair value.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company's fair value measurement of assets held for sale follow the Level 2 tier. The assets are carried at cost and sold within one year of acquisition. The fair value of assets held for sale was $18.3M as of December 2021 and $1.5M as of December 2020.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through home sales along with Other Revenue from ancillary real estate investing services. Other Revenue represents an insignificant portion of the Company's total revenue. The Company recognizes revenue when it satisfies its performance obligations by transferring control of promised goods or services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Home sales revenue consists of selling renovated residential real estate to customers. Revenue is recognized when title to and possession of the property has transferred to the customer and the Company has no continuing involvement with the property, which is generally upon close of escrow. The amount of revenue recognized for each home sale is equal to the sale price of the home net of any concessions. Other Revenue consists primarily of property management fees after homes are sold to investors.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Employee Retention Credit

The Company was granted $228K in Employee Retention Credit in 2021. The effect on the Company's financials as a result of the credit was an increase in Other Income and an increase in Employee Retention Credit Receivable. The company does not have any unfulfilled conditions or contingencies attached to this government assistance.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares		Weighted Average Fair Value
Nonvested shares, January 1, 2020	-	$	-
Granted	915,000	$	-
Vested	(571,602)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2020	343,398	$	-
Granted	1,939,157	$	-
Vested	(597,897)	$	-
Forfeited	(769,636)	$	-
Nonvested shares, December 31, 2021	915,022	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. There were none.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In 2021, the company entered into a term loan financing agreement that allowed it to draw up to $15M at an annual interest rate of 15%. The term loan's duration was for one year and expired in May 2022, with the balance due six months after expiration, November 2022. The loan was collateralized by all properties and eligible assets owned by the Company. Draws were permitted under the financing agreement for the duration of the loan term, so long as the aggregate outstanding principal amount of the loan did not exceed $15M. The loan balance as of December 31, 2021, was $13.9M.

NOTE 6 – EQUITY

The Company has authorized 29,800,000 common and 16,234,125 preferred shares, both classes at par values of $0.00001 per share. Shares issued and outstanding as of 2020 and 2021 are shown below.

	Issued and Outstanding	
	As of 2020	As of 2021
Preferred	9,179,717	16,135,331
Common	8,702,000	9,729,943

Additionally, the Company designated the preferred shares into eight subcategories as shown below.

Preferred Shares Designation

Category Description	# of Shares	Conversion Rate	Collective Class
Series Seed-1 Preferred	4,275,643	0.5964	
Series Seed-2 Preferred	2,414,484	0.0973	
Series Seed-3 Preferred	1,676,727	0.2982	Seed Series Preferred
Series Seed-4 Preferred	17,397	0.2874	
Series Seed-5 Preferred	267,239	0.3592	
Series Seed-6 Preferred	542,146	0.4311	
Series A-1 Preferred	6,154,714	$2.11	
Series A-2 Preferred	741,729	$1.35	Series A Preferred
Series A-3 Preferred	144,046	$0.69	
Total Shares	**16,234,125**		

Voting: Common stockholders are entitled to one vote per share, while preferred stockholders are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Further, the holders of record of the shares of Series A Preferred and Series Seed Preferred are each entitled to elect one director, while holders of common stock are entitled to elect two directors of the Company.

Redemption: Preferred Stock is not redeemable at the option of the holder.

Dividends: Dividends are distributed when declared by the Board of Directors on a pro-rata basis on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock. Additionally, the Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock unless the holders of preferred stock then outstanding first or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount equal to at least 6% of the original issue price.

Conversion: Preferred stockholders may convert into shares of Common Stock at any time at the option of the holder at an initial conversion rate of 1:1, subject to broad-based weighted-average anti-dilution and other standard anti-dilution mechanisms. Preferred Stock shall automatically convert into shares of Common Stock upon the earlier to occur of (a) a firm-commitment underwritten offering on the NYSE or NASDAQ, yielding the proceeds to the Company of at least $50M, or (b) upon the affirmative vote or written consent of (i) a majority of all then-outstanding Preferred Stock, voting exclusively and as a single class on an as-converted basis, and (ii) a majority of all then-outstanding Series A-1 Preferred Stock, voting exclusively and as a single class on an as-converted basis.

Preferred stockholders have the right to convert shares into common stock at the rates illustrated in the "Preferred Shares Designation" table above.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 21, 2023, the date these financial statements were available to be issued.

The Company formed four new wholly-owned subsidiaries, DVC GA LLC, DVC TX LLC, DVC OH LLC, and DVC OK LLC, under Doorvest Communities on October 14, 2022.

The Company entered into a financing agreement on June 23, 2022, that allows it to draw up to $50M at varying interest rates, as shown below. The term loan's duration is for two years and expires on June 22, 2024. The loan is collateralized by "Account Collateral," which is described as all cash, securities, financial assets, investment assets, and other property from time to time deposited or credited thereto and the proceeds thereof. Draws are permitted under the financing agreement for the duration of the loan term.

Interest Terms		
Initial $25M	During Draw Down Period	10% per annum
	During Term Out Period (after 6/22/24)	11% per annum
Subsequent $25M	During Draw Down Period	9% per annum
	During Term Out Period (after 6/22/24)	10% per annum

The company raised $5M in SAFE notes in August 2022. See Note 3 for details.

The company entered into an 18-month lease agreement for office space in 2022. See Note 4 for details.

The Company entered into two SAFE agreements with two partners affiliated with two of its major preferred shareholders in 2022.

	Preferred Shares Owned	% of Preferred Shares Owned		SAFE Amount(S)	SAFE Date	SAFE Terms
Investor A	9,647,143	59%	Partner A	$2.5M	August, 2022	Valuation Cap of $60M Conversion Discount of 15%
Investor B	4,260,960	26%	Partner B	$2.5M	August, 2022	Valuation Cap of $60M Conversion Discount of 15%

The Company entered into an 18-month lease agreement on January 1, 2022. The lease payments for 2022 are $14,544 per month for an annual total of $174,528 and $14,980 per month for a six-month total of $89,880 in 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses and negative cash flows from operations every year since inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.